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                                                                   Exhibit 99(i)


December 14, 2007



RiverSource Variable Series Trust
50606 Ameriprise Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Agreement and Declaration of Trust and the By-Laws of RiverSource Variable Series Trust (the Trust) and all necessary certificates, permits, minute books, documents and records of the Trust, and the applicable statutes of the Commonwealth of Massachusetts, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with this Amendment to the Registration Statement.


Sincerely,



/s/      Scott R. Plummer
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         Scott R. Plummer
         General Counsel
         RiverSource Funds